_____________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________________________

For the fiscal year ended December 31, 2011

Commission File Number 001-31303

BLACK HILLS CORPORATION
RETIREMENT SAVINGS PLAN

BLACK HILLS CORPORATION
625 NINTH STREET
PO BOX 1400
RAPID CITY, SOUTH DAKOTA 57709

______________________________________________________________________

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (held as of December 31, 2011)	14

EXHIBIT INDEX	15

SIGNATURE	15

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Black Hills Corporation Retirement Savings Plan
Rapid City, South Dakota

We have audited the accompanying statements of net assets available for benefits of Black Hills Corporation Retirement Savings Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 21, 2012

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2011 and 2010

	2011	2010

ASSETS:
Cash	$1,152	$—
Participant-directed investments – at fair value	160,136,574	146,704,262
Receivables:
Employer contribution	270,492	2,145,628
Participant loans	4,170,931	3,749,082
Dividends	25,951	26,572

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	164,605,100	152,625,544

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(99,273)	(353,286)

NET ASSETS AVAILABLE FOR BENEFITS	$164,505,827	$152,272,258

See notes to financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For The Years Ended December 31, 2011 and 2010

	2011	2010

NET ASSETS AVAILABLE FOR BENEFITS -
Beginning of year	$152,272,258	$120,498,999

CHANGES IN NET ASSETS ATTRIBUTABLE TO:
Participant contributions	13,139,624	12,053,297
Participant rollover contributions	363,732	915,097
Employer contributions	11,301,546	10,012,107
Interest and dividends	3,482,460	3,389,786
Net appreciation (depreciation) in fair value of investments	(1,992,613)	13,403,755
Administrative expenses	(22,687)	(20,550)
Benefits paid to participants	(14,038,493)	(7,997,959)
Net transfers in (out) of Plan	—	17,726

INCREASE IN NET ASSETS	12,233,569	31,773,259

NET ASSETS AVAILABLE FOR BENEFITS – End of year	$164,505,827	$152,272,258

See notes to financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
As of and For the Years Ended December 31, 2011 and 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Black Hills Corporation Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's information.

General — The Plan is a defined contribution plan for eligible employees of Black Hills Corporation and certain subsidiary companies (the "Company"). The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (ERISA) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (the "Code").

Plan Administration — Charles Schwab Bank serves as custodian and record keeper. The Plan is administered by the Black Hills Corporation Benefits Committee (the "Committee"). The Committee is the trustee of the Plan.

Eligibility and Vesting — Employees meeting certain criteria, as defined, are eligible to participate in the Plan one month following their date of employment. The Plan provides for automatic enrollment of participants in the Plan. The participant must make an election to formally opt out of participation in the Plan. Participants are automatically enrolled at 6%.

Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of service at a rate of 20% per year. A participant is 100% vested after five years of service. Certain Cheyenne Light, Fuel and Power participants are immediately vested in Company matching contributions. Participants also become fully vested in Company matching contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Contributions — Each year, participants may contribute up to 50% of their annual eligible compensation. These contributions are subject to certain Internal Revenue Code (IRC) limitations with an annual maximum contribution of $16,500 for 2011 and 2010. The Plan also allows those participants who meet the eligibility requirements to contribute additional amounts (age 50 catch-up). There is no limit to how often participants may change their contribution percentages. The Plan provides for Company matching contributions and Company Retirement Contributions for certain eligible participants.

Company Matching Contributions — The Company will provide a standard matching contribution, equal to a percentage of each eligible participant's monthly pre-tax and after-tax deferral contributions up to a specified percent of the participant's compensation as provided under the Plan. All matching contributions are invested as directed by the participant.

Company Retirement Contributions — The Company Retirement Contributions are discretionary contributions made to certain eligible employees equal to a certain percent of their eligible compensation based upon their age and years of service at a certain date. All Company Retirement Contributions are invested as directed by the participant.

Rollover Contributions — Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan received $363,732 and $915,097 in rollover transfers from other qualified plans in 2011 and 2010, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's contributions, allocations of the Company's discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Participants direct the investment of their contributions and the Company contributions into various investment options offered by the Plan. The Plan currently offers 19 investment options or individual investments through a Schwab Personal Choice Retirement Account (PCRA). With respect to the PCRA, participants may invest up to 100% of their account balance in permitted investments of the PCRA (which excludes the Plan's investment offerings).

Participant Loans — Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans are secured by an assignment of the participant's vested interest in the Plan, and bear interest 1% over the prime interest rate. Principal and interest is paid ratably through payroll deductions. Loan terms shall not exceed five years for general loans and fifteen years for residential loans. Participants may not have more than one loan outstanding at any time. During 2011 and 2010, interest rates on outstanding participant loans ranged from 4.25% to 10.25%. Loans are prohibited for terminated employees.

Payment of Benefits — On termination of service with the Company (including termination of service due to death, disability, or retirement), a participant (or the participant's beneficiary in the case of death) may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installment payments.

Forfeited Accounts — Forfeited non-vested accounts are used to reduce the Company matching contributions. During 2011 and 2010, Company contributions were reduced by $259,432 and $154,916, respectively, from forfeited non-vested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common stock is valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year. The units of the common collective investment trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying assets as traded on an exchange and active markets. Money market funds are valued including estimates for accrued interest and dividend income. The trading price and liquidity of money market funds are also monitored as additional support for determining the fair value of those instruments.

In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

Administrative Expenses — Plan administrative expenses of approximately $432,033 and $383,258 were paid by the Company in 2011 and 2010, respectively. Administrative expenses for loan fees are paid by the individual plan participant and are reflected in the Statement of Changes in Net Assets Available for Benefits within Administrative expenses.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

New Accounting Standards — The accounting standard initially adopted in 2011 is described below.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement was effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan's financial statements.

New Accounting Standards Not Yet Effective —

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Additional information about plan assets, including methods and assumption used to estimate the fair value of these assets, is as follows:

Cash equivalents held are primarily short-term money market commingled funds that are categorized as Level 2. They are valued at cost plus accrued interest, which approximates fair value.
Investments in collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the funds' net assets at fair value by its units outstanding at the valuation dates. Investments in collective trust funds are categorized as Level 2.

U.S. and global equity mutual funds are categorized as Level 1 if the securities trade on national or international exchanges and are valued at their last reported closing price.
The Company's common stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year. The Company's common stock is categorized as Level 1.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	December 31, 2011
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total

Mutual funds - Target/Life Cycle/Allocation	$75,136,167	$—	$—	$75,136,167
Mutual funds - Mid Company Equity	30,033,059	—	—	30,033,059
Mutual funds - Global Equity	9,308,687	—	—	9,308,687
Mutual funds - Fixed Income	13,217,592	—	—	13,217,592
Mutual funds - Specialty	2,038,007	—	—	2,038,007

Common stock	12,388,267	—	—	12,388,267
Money market	—	206	—	206
Common collective investment trusts- Stable Value	—	14,486,717	—	14,486,717
Self-directed money market	—	642,467	—	642,467
Self-directed mutual funds	1,289,800	—	—	1,289,800
Self-directed common stock	1,181,967	—	—	1,181,967
Self-directed preferred stock	127,415	—	—	127,415
Self-directed investment trust	—	286,223	—	286,223
Total investments measured at fair value	$144,720,961	$15,415,613	$—	$160,136,574

	December 31, 2010
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total

Mutual funds - Target/Life Cycle	$68,099,645	$—	$—	$68,099,645
Mutual funds - Mid Company Equity	29,030,860	—	—	29,030,860
Mutual funds - Global Equity	10,124,118	—	—	10,124,118
Mutual funds - Fixed Income	10,519,039	—	—	10,519,039
Mutual funds - Specialty	1,766,600	—	—	1,766,600

Common stock	10,280,730	—	—	10,280,730
Money market	—	207	—	207
Common collective investment trusts - Stable Value	—	14,046,531	—	14,046,531
Self-directed money market	—	620,763	—	620,763
Self-directed mutual funds	1,326,241	—	—	1,326,241
Self-directed common stock	784,625	—	—	784,625
Self-directed investment trust	—	104,903	—	104,903
Total investments measured at fair value	$131,931,858	$14,772,404	$—	$146,704,262

For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

The following tables set forth a summary of the Plan's investments with a reported net investment asset value (NAV) at December 31, 2011 and 2010:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2011
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Schwab Stable Value Fund	$14,486,717	—	Immediate	None

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2010
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Schwab Stable Value Fund	$14,046,531	—	Immediate	None

4.	INVESTMENTS

The Plan's investment options at December 31, 2011, included a Charles Schwab Stable Value Fund, Vanguard mutual funds, common stock of the Company, and other investments as self-directed by participants. Units (shares) of the various investment funds are valued daily at net asset value (which equals market value). The investment options are participant-directed and participants may change their investment elections daily.

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	2011	2010

Schwab Stable Value Fund (at contract value)*	$14,387,444	$13,693,245
Vanguard Extended Market Index Fund	$10,360,826	$11,020,942
Vanguard Institutional Index Fund	$19,672,232	$18,009,918
Vanguard Total Bond Market Index Fund	$9,009,649	$7,442,518
Vanguard Target Retirement 2015 Fund	$14,887,031	$14,912,806
Vanguard Target Retirement 2020 Fund	$15,666,575	$13,883,220
Vanguard Target Retirement 2025 Fund	$14,227,565	$12,995,345
Vanguard Target Retirement 2030 Fund	$9,498,296	$8,274,712
Vanguard Total International Stock Index Fund	$9,308,687	$10,124,118
Black Hills Corporation common stock*	$12,388,267	$10,280,730
_________________________
* Represents a party-in-interest to the Plan.

A reconciliation of the Schwab Stable Value Fund per the financial statements to the Schwab Stable Value Fund per Form 5500 as of December 31, 2011 and 2010, is as follows:

	2011	2010

Schwab stable value fund per the financial statements	$14,486,717	$14,046,531

Adjustment from contract value to fair value	99,273	353,286

Schwab stable value fund per the Form 5500	$14,387,444	$13,693,245

During the years ended December 31, 2011and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2011	2010

Common stock	$1,308,864	$1,221,665
Mutual funds	(3,857,329)	11,870,840
Common collective investment trusts	555,852	311,250

Net appreciation in fair value of investments	$(1,992,613)	$13,403,755

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 8, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7.	STABLE VALUE FUND

The stable value fund (the “Fund”) is a collective trust fund sponsored by Charles Schwab Bank. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant NAV of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:
Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund.

•	Any transfer of assets from the Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Affect the Fund - The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow.

•	Employer-initiated transactions by participating plans as described above.

In the event that wrap contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

8.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Charles Schwab funds and Black Hills Corporation common stock. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2011 and 2010, the Plan held 368,918 and 342,691 shares, respectively, of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $10,632,165 and $9,416,305, respectively. The market value of these shares totaled $12,388,267 and $10,280,730 at December 31, 2011 and 2010, respectively. During the years ended December 31, 2011 and 2010, the Plan recorded dividend income from this investment of $512,408 and $490,472, respectively.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per Form 5500 as of December 31, 2011 and 2010 is as follows:

	2011	2010

Net assets available for benefits per the financial statements	$164,505,827	$152,272,258

Adjustment on PCRA assets due to use of different pricing vendors	82	—

Adjustment from contract value to fair value for fully benefit-responsive stable value fund	99,273	353,286

Net assets available for benefits per the Form 5500	$164,605,182	$152,625,544

A reconciliation of participant loans per the financial statements to participant loans per Form 5500 as of December 31, 2011 and 2010 is as follows:

	2011	2010

Participant loans per the financial statements	$4,170,931	$3,749,082

Adjustment for accrued interest due on loans	2,919	—

Participant loans per the Form 5500	$4,173,850	$3,749,082

For the year ended December 31, 2011 and 2010, the following is a reconciliation of net investment income (loss) per the financial statements to the Form 5500:

	2011	2010

Total net investment income per the financial statements	$1,489,847	$16,793,541

Change in investment income for fair value of fully benefit-responsive investment contracts	(250,494)	263,688

Total income on investments per the Form 5500	$1,239,353	$17,057,229

10.	SUBSEQUENT EVENT

In September of 2011, the bargaining unit employees of Cheyenne Light, Fuel and Power Company approved a partial freeze to the defined benefit pension plan. Effective January 1, 2012 Cheyenne Light, Fuel and Power Company bargaining unit employees will be eligible for a matching contribution of 100% of the employees' annual contribution up to a maximum of 6% of eligible compensation. Certain eligible participants are eligible for an age and service based additional contribution.
******

SUPPLEMENTAL SCHEDULE

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN
(EIN: 46-0458824) (Plan No. 003)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (held at end of year)
As of December 31, 2011

Description	Cost**	Current Value
MONEY MARKET FUND:
Schwab U.S. Treasury Money Fund*		$206

COLLECTIVE TRUST:
Schwab Stable Value Fund*		14,486,717

MUTUAL FUNDS:
Vanguard Extended Market Index Fund		10,360,826
Vanguard Inflation-Protected Securities Fund		4,207,943
Vanguard Institutional Index Fund		19,672,232
Vanguard REIT Index Fund		2,038,007
Vanguard Total Bond Market Index Fund		9,009,649
Vanguard Total International Stock Index		9,308,687
Vanguard Target Retirement Income Fund		1,160,063
Vanguard Target Retirement 2010 Fund		3,270,136
Vanguard Target Retirement 2015 Fund		14,887,031
Vanguard Target Retirement 2020 Fund		15,666,575
Vanguard Target Retirement 2025 Fund		14,227,565
Vanguard Target Retirement 2030 Fund		9,498,296
Vanguard Target Retirement 2035 Fund		6,393,149
Vanguard Target Retirement 2040 Fund		4,523,863
Vanguard Target Retirement 2045 Fund		3,567,488
Vanguard Target Retirement 2050 Fund		1,882,976
Vanguard Target Retirement 2055 Fund		59,026

Total mutual funds		129,733,512

COMMON STOCK - Black Hills Corporation*		12,388,267

LIMITED PARTNERSHIPS		12,739

SELF-DIRECTED ACCOUNTS		3,515,216

PARTICIPANT LOANS, WITH INTEREST RATES RANGING FROM 4.25% - 10.25% - Maturity dates extending through August 29, 2025		4,173,850

		$164,310,507
________________________

*	Denotes party-in-interest

**	Cost information is not required for participant-directed accounts and therefore is not included.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Black Hills Corporation
Retirement Savings Plan

By:	/s/ ANTHONY S. CLEBERG
Anthony S. Cleberg
Executive Vice President and
Chief Financial Officer

Date: June 21, 2012